Exhibit 99.1

Nature Wood Group Limited Advances Towards High-Margin Carbon Credit Business with Significant Progress in REDD+ Project

MACAU, July 25, 2024 (GLOBE NEWSWIRE) — Nature Wood Group Limited (“Nature Wood” or the “Company”), a global leader in vertically-integrated forestry and FSC business operations, is proud to announce significant progress in its REDD+ project, which covers an impressive concession area of 615,000 hectares. This development marks an important step towards establishing carbon credit business.

Currently in the first phase of development, the REDD+ project is a cornerstone of Nature Wood’s sustainability strategy of focusing on reducing emissions from deforestation and forest degradation while enhancing forest carbon stocks. The project aims to generate carbon credits that can be monetized through their sale to organizations looking to offset their greenhouse gas emissions.

Nature Wood’s efforts in the REDD+ project is complemented by its partnership with Paskay S.A.C., a Peru-based carbon credit standard verification and validation firm. This collaboration is aimed at validating the Company’s carbon credit project under the Verified Carbon Standard (VCS) and Climate Community & Biodiversity (CCB) standards. This partnership is a significant milestone in the Company’s efforts to generate carbon credits from its forestry assets, including the 615,000 hectares of forests in Peru which it owns the concession rights to.

The validation process under VCS and CCB standards is crucial for unlocking a new revenue opportunity for Nature Wood. By obtaining carbon credits, the Company can monetize its forestry assets through the sale of these credits to organizations seeking to offset their greenhouse gas emissions. This additional revenue source is expected to significantly enhance the Company’s financial performance and solidify its position in the global forestry market.

Mr. Hubei Song, the Chief Executive Officer of Nature Wood, commented on the progress: “We are thrilled with the advancements in our REDD+ project and our ongoing collaboration with Paskay S.A.C. These efforts bring us one step closer to realizing our goal of establishing carbon credit business. This not only contributes to our environmental goals but also creates substantial value for our shareholders.”

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru, with approximately 615,333 hectares of forest concessions as of June 30, 2023. In terms of the export value in 2021, the Company is (i) the second largest wood products export supplier; (ii) the second largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru. Nature Wood is also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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